June 14, 2019

Division of Corporation Finance
Office of Information Technologies and Services
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:     Sotheby’s
Form 10-K for the Fiscal Year Ended December 31, 2018
Filed February 28, 2019
File No. 001-09750

On behalf of Sotheby's, I am responding to the comment letter dated May 31, 2019. For your ease of reference, we have included your original comments below and have provided our responses thereafter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 48

1.	We note the non-GAAP measure Adjusted Expenses excludes agency direct costs, cost of inventory sales and cost of finance revenues. Please explain your basis for disclosing this measure and how it is useful to an investor. As part of your response, tell us how you determined that it is appropriate to disclose a non-GAAP measure of expenses that excludes all costs of revenue.

Sotheby's business is seasonal and cyclical; therefore, its costs of revenue are highly variable and dependent upon the extent of selling activity in a particular period. As a result, it is challenging to meaningfully assess Sotheby's expense structure when compared to prior periods and on a forward-looking basis when using the GAAP measure of total expenses. Accordingly, for internal management reporting, we utilize Adjusted Expenses to assess and compare our core operating expenses to the levels set in our annual financial plan and across historic reporting periods. Our core operating expenses include marketing, salaries and related, general and administrative, and depreciation and amortization. In recent years, the use of Adjusted Expenses has helped us highlight and monitor the impact of our strategic initiatives on our base of operating expenses. Moving forward, as the expense associated with these strategic initiatives moderates, we believe that this measure has predictive value and will be equally helpful in highlighting the management of our core expenses on an ongoing basis. From an investor perspective, we believe that the disclosure of Adjusted Expenses provides investors with similar value to assess our operating expense structure across reporting periods and judge the effectiveness of our cost control efforts. Furthermore, we note that equity analysts find this metric useful in their assessment of our core

Division of Corporation Finance
United States Securities and Exchange Commission
June 14, 2019

expenses, as evidenced by questions received by management during our third and fourth quarter 2018 earnings calls.

While we do not present separate subtotals for cost of revenues and operating expenses in our consolidated income statements, the Adjusted Expense measure is intended to reflect only core operating expenses and not costs of revenue related items. In consideration of the Staff’s comment, and in order to help clarify the nature of the measure, we will change the title of the measure from “Adjusted Expenses” to “Adjusted Operating Expenses” in future filings. Furthermore, we will expand on our description of this non-GAAP measure to be consistent with our response above.

Consolidated Income Statements, page 57

2.	Please explain your basis for not including the total amount of SFS interest expense as cost of finance revenue in 2018. Although we note the changes in the credit facility in
2018, it is unclear why this would result in a change in the presentation of interest for the
SFS business. Please advise.

In order to fully explain and put into context our change in presentation related to SFS, it is important to understand the evolution of our cash management strategy and borrowing profile over a period of time.

Prior to 2014, our interest expense consisted of borrowing costs generally related to: (1) a single secured revolving credit facility; (2) various issuances of senior unsecured notes; and (3) a mortgage on our headquarters building at 1334 York Avenue in New York (the "York Property"), all of which are discussed in more detail below. During this period of time, we deployed a centralized cash management strategy under which we relied on operating cash flows and existing cash balances, supplemented by borrowings under a single corporate level secured revolving credit facility, if needed, to meet our liquidity and working capital requirements. This centralized cash management strategy, as well as the level of existing cash balances and the level of the SFS loan portfolio, resulted in the lending activities of SFS being generally funded by the operating cash flows of the Agency segment. Notably, none of these borrowings were used to directly fund the lending activities of SFS. Accordingly, pursuant to our consistently applied accounting policy, all interest expense was recorded below operating income and was not allocated to a cost of revenue line in our consolidated income statements. We believe that this accounting policy was an appropriate reflection of the centralized cash management strategy and the borrowing profile that was in place during that period of time.

As noted above, prior to 2014, to meet our liquidity and working capital requirements, we maintained a single senior secured revolving credit facility to, when necessary, supplement our operating cash flows and existing cash balances. In many years during this period, our secured revolving credit facility went unused as existing cash balances and cash flows were sufficient to fund all of our working capital requirements, including those of SFS.

Division of Corporation Finance
United States Securities and Exchange Commission
June 14, 2019

During the period 1999 to 2014, we issued various senior unsecured notes which were used to fund a number of corporate initiatives, as well as to refinance previous unsecured borrowings. The table below presents each of these senior unsecured borrowings and summarizes the use of proceeds for each borrowing. Importantly, none of these senior unsecured borrowings were used to directly fund the lending activities of SFS.

Date Issued	Description	Due Date	Primary Use of Proceeds
February 1999	$100 million, 6.98% Notes	February 2009	Expansion of the York Property and funding of internet-related initiatives
June 2008	$150 million, 7.75% Notes	June 2015	Redemption of 6.98% Notes and finance, in part, the purchase of the York Property
September 2012	$300 million, 5.25% Notes	October 2022	Redemption of 7.75% Notes and a portion of then outstanding convertible notes
The York Property and its related mortgage are held by 1334 York, LLC (the "LLC"), a separate legal entity that maintains its own books and records and whose results are ultimately consolidated into our consolidated financial statements. The LLC is the sole owner and lessor of the York Property. The LLC presently leases the York Property to Sotheby's, Inc., which is also controlled by Sotheby's. The assets of the LLC are not available to satisfy the obligations of our other affiliates or any other entity. Accordingly, the York Property Mortgage is not in any way associated with SFS or the funding of its lending activities.

In January 2014, upon the completion of a capital allocation and financial policies review, separate capital structures and financial policies were established for our Agency and SFS segments. In conjunction with this capital allocation and financial policies review, we refinanced our then-existing credit agreement and entered into separate dedicated revolving credit facilities for the Agency segment (the “Agency Credit Facility”) and SFS (the “SFS Credit Facility”). The SFS Credit Facility was always used to directly fund up to 85% of the SFS client loan portfolio, even when significant balances of excess cash were available at the corporate level. Accordingly, because of the direct link between credit facility borrowings and the revenues earned by SFS, all borrowing costs associated with the SFS Credit Facility were recorded within cost of finance revenues, rather than interest expense, in our consolidated income statements during that period of time.

Following a period of CEO and CFO transition, in September 2017, we modified our cash management strategy in order to reduce borrowing costs by applying excess cash balances against SFS Credit Facility borrowings. On June 26, 2018, as the next logical step in managing cash more efficiently and reducing borrowing costs, we refinanced the Agency Credit Facility and SFS Credit Facility. The new credit agreement that was entered into in connection with this refinancing combined the Agency Credit Facility and the SFS Credit Facility into a single asset-based revolving credit facility. In addition, as a result of this refinancing, the maturity date of the revolving credit facility was extended by approximately three years, interest rate margins were reduced, and the borrowing base was enhanced. Subsequent to the refinancing and resulting elimination of the SFS Credit Facility, the SFS loan portfolio is no longer automatically and

Division of Corporation Finance
United States Securities and Exchange Commission
June 14, 2019

directly funded with revolving credit facility borrowings. Instead, the level of revolving credit facility borrowings is now dependent upon the level of excess cash available at the corporate level taking into consideration a number of factors that are not necessarily attributable to the SFS loan portfolio, including, but not limited to, the amount of available cash on hand, the seasonality of the art auction market, the timing of auction and private sale settlements, the potential funding of auction guarantees, the demand for art-related financing, which can be significantly influenced by overall economic conditions and by the often unpredictable financial requirements of owners of major art collections, the pursuit of business opportunities and growth initiatives, the timing and amount of common stock repurchases, the timing of the repatriation of foreign earnings, and the cyclical nature of the global art market. While the timing of the funding and settlement of SFS loans may also be a factor in the level of revolving credit facility borrowings, cash generated from the Agency segment now again plays a significant role in funding the lending activities of SFS. Therefore, there is no direct link between the lending activities of SFS and the actual amount borrowed from our revolving credit facility. Additionally, as a result of our centralized cash management strategy, which deploys our excess cash for its highest and best use, it was now inherently difficult to objectively allocate interest expense to SFS.

The following table illustrates the impact of the recent change to our cash management strategy by comparing the average level of revolving credit facility borrowings to the average level of the SFS loan portfolio for a selection of reporting periods immediately before and immediately after the change in strategy (in thousands):

	Under Previous Cash Management Strategy and Credit Facility			Under Current Cash Management Strategy and Credit Facility
Three Months Ended	December 31, 2016	March 31, 2017	June 30, 2017	September 30, 2018	December 31, 2018
Average credit facility borrowings	$555,962	$562,439	$541,874	$71,902	$141,141
Average SFS loan portfolio	$673,795	$671,246	$651,203	$508,179	$607,178
Weighted average credit facility borrowings as a percentage of the SFS loan portfolio	83%	84%	83%	14%	23%

Accordingly, beginning in the third quarter of 2018, any borrowing costs associated with our revolving credit facility are recorded as interest expense, and not cost of finance revenues, in our consolidated income statements.

Concurrent with our change in presentation related to SFS, we considered whether there were any reasonable methodologies to allocate revolving credit facility borrowing costs to cost of finance revenues. We concluded that any such allocation based on the average SFS loan portfolio would be inconsistent with our current cash management strategy, as described above, and would not be objective because there is no direct link to the average outstanding credit facility borrowings. However, for segment and internal management reporting purposes, beginning in the third quarter of 2018, SFS receives a notional corporate finance charge that is calculated assuming that 85% of their loan portfolio is funded with debt. This 85% leverage assumption is based on the target

Division of Corporation Finance
United States Securities and Exchange Commission
June 14, 2019

leverage ratio that was in place for SFS during the period of time that their loan portfolio was directly funded with revolving credit facility borrowings. It is important to note that the notional corporate finance charge ascribed to SFS eliminates in consolidation and does not correspond to the level of revolving credit facility borrowings outstanding in any one reporting period.

Notes to Consolidated Financial Statements
Note 3 - Segment Reporting, page 72

3.	Please revise the table on page 73 to include SFS interest expense. In this regard, we refer you to the response to comment number 4 in your letter dated May 3, 2017. Refer to ASC
280-10-50-22(c).

In consideration of the Staff’s comment and the guidance in ASC 280-10-50-22(c), in future filings beginning with our Form 10-K for the fiscal year ended December 31, 2019, we will include the intersegment corporate finance charge charged to SFS as interest expense for the segment.
* * *
We have attempted to respond fully to all of the Staff's comments, and where indicated above, will be in incorporating disclosure into future filings with the Commission. For any further questions, please do not hesitate to contact me at 212-606-7345.

Sincerely,

/s/ Michael Goss

Michael Goss
Executive Vice President and Chief Financial Officer

cc:    Sotheby's Audit Committee
Thomas S. Smith, President and Chief Executive Officer, Sotheby's
Jonathan A. Olsoff, Executive Vice President, Worldwide General Counsel, Sotheby's
David G. Schwartz, Senior Vice President, Chief Securities Counsel and Corporate Secretary, Sotheby's
Kevin M. Delaney, Senior Vice President, Controller and Chief Accounting Officer, Sotheby's
Richard Paul, Partner, Deloitte & Touche LLP